April 9, 2010	Trading Symbol: TSX – HNC

2010 Preliminary Assessment filed on SEDAR

(VANCOUVER) – Hard Creek Nickel Corporation (TSX – HNC) today announced that it has filed on SEDAR an updated positive Preliminary Assessment Study (PA) of the Company’s 100% owned Turnagain Nickel Project, located near Dease Lake in British Columbia, Canada. The PA, compiled by Wardrop, a Tetra Tech Company, is also available for viewing on the company’s website www.hardcreek.com.

The result of the PA was initially announced in a news release, dated March 5, 2010. Financial model inputs, including off-site cobalt refining costs, refinery power costs and sustaining costs have been refined since the news release resulting in a change to the outputs. The numbers have been updated as follows:

The PA recommends an open pit mining method, milling at a rate of 87,000 tonnes per day, conventional flotation and Outotec’s chloride leach process followed by on-site nickel solvent extraction – electrowinning (SX-EW) metal refining. With base-case long-term prices of US$8.50 per lb for nickel and US$17.50 per lb for cobalt, the PA estimates that the project has a pre-tax Net Present Value of US$715 million at an 8% discount rate. The mine would recover 1.88 billion pounds of payable nickel at an average “life of mine” strip ratio of 0.74 to 1 with an overall refined nickel recovery of 52.8% over 24.4 years.

The project will produce an average of 35,000 tonnes (77 million pounds) of payable nickel metal per year with a C1 cost of US$3.30 per pound. The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to recoverable nickel metal delivered to market, net of by-product credits (cobalt).

Capital costs for the mine, process plant, refinery and infrastructure development are estimated to be US$2.92 billion.

STUDY HIGHLIGHTS

Base Case Assumptions (without escalation):

Nickel Price: US$8.50 per lb.
Cobalt Price: US$17.50 per lb.
Exchange Rate: $0.90 U.S. $ / Can $

Resources:

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured + Indicated:	695,012,000 tonnes @ 0.216% Ni and 0.014% Co
Inferred:	510,818,000 tonnes @ 0.199% Ni and 0.014% Co

Mining and Production:

Strip Ratio (LOM)	- - - - -	0.74 to 1
Annual Throughput	- - - - -	31.138 million tonnes
Daily Milling Rate	- - - - -	87,000 tonnes
Total Ore Milled	- - - - -	761.2 million tonnes @ 0.212% Ni and 0.014% Co
Mill Recoveries	- - - - -	55.3% of Ni and 49.8% of Co
Refinery Recoveries	- - - - -	95.6% of Ni and 95.0% of Co
Annual Payable Metal:	- - - - -	35,006 tonnes (77.0 million pounds) Ni as metal
	- - - - -	2,003 tonnes ( 4.4 million pounds) Co as precipitate

Capital Cost:	- - - - -	US$2,925 million

Operating Costs:	- - - - -	US$10.65 per tonne milled
	- - - - -	US$ 3.30 per pound of Ni, net of cobalt byproduct
credits

Life of Mine:	- - - - -	24.4 years

Payback:	- - - - -	8.1 years

Internal Rate of Return:	- - - - -	10.7%

Net Present Value (NPV) at 8% discount rate:	- - - - -	US$715 million

Turnagain Nickel Project Overview

The Turnagain Nickel project, which is 100% owned by HNC, is located in British Columbia about 1350 km (835 miles) northwest of Vancouver and 70 km (44 miles) east of Dease Lake. The property consists of 65 contiguous mineral claims covering an area of approximately 33,220 ha (82,085 acres). Nickel and copper sulphides were first identified on the property in 1956 with Falconbridge Nickel Mines completing the first exploration programs during the period from 1966 to 1973. Exploration to date on the Turnagain property has included geological mapping, geophysical and geochemical surveys and more than 75,620 metres (248,100 feet) of diamond drilling in 304 drill holes.

Mineral Resources

The mineral resource for the Turnagain deposit was estimated by Mr. Ronald Simpson, P.Geo. of GeoSim Services Incorporated, Vancouver and classified in accordance with the CIM Definition Standards and Best Practices referred to in the NI 43-101 guidelines which have a reasonable expectation of economic extraction. The mineralization of the project satisfies criteria to be classified into Measured, Indicated and Inferred mineral resource categories.

The table below presents the estimate of the Turnagain Nickel deposit of 695 million tonnes of Measured and Indicated Resources at 0.216% Ni and an additional 511 million tonnes of inferred Resources at 0.199% using a 0.1% Ni cut-off. The current database used in interpolating grade in the resource area consists of 25,308 analyzed intervals in 273 drill holes representing 70,570 metres of core. Forty-seven small diameter holes with incomplete sampling drilled prior to 2002 were excluded from the database. Composited data from 204 drill holes comprising 20,542 assayed intervals (57,746 m) were used for block grade estimation.

Mineral Resource Estimate Table

Category	Tonnes	Ni %	Co %
Measured	213,270,000	0.230	0.014
Indicated	481,742,000	0.210	0.014
Measured & Indicated - Total	695,012,000	0.216	0.014
Inferred	510,818,000	0.199	0.014

Mining and Processing

The mining assessment for the Turnagain deposit was performed by Mr. Robert Fong, P.Eng. of Moose Mountain Technical Services (MMTS) and is based on typical industry standards for a preliminary assessment study with regard to the nature and mineability of the resource.

The deposit will be mined by conventional open-pit methods with trucks and shovels, at an average mill feed rate of 87,000 tonnes per day (tpd). Large mining equipment will be used to achieve high mining rates ensuring the lowest possible unit costs for mine operations. The waste and ore will require blasting and typical grade control methods using blast-hole sampling. The deposit will be mined in three pit areas. An elevated cut-off grade will be employed in the initial production years to enhance the economics of the project. Low grade material below the initial cut-off grade will be sent to a low grade stockpile and later blended with “run of mine” feed near the end of mine life.

The potential resource contained in the three proposed pits is summarized in the table below. The potential pit resource is estimated using an NSR cut-off value of C$ 7.30/t based on the preliminary cost assumptions for stockpiling, milling and site G&A per tonne of ore milled.

Ultimate In-Pit Resource Tonnes and Grade Table

Cut-off Value at NSR > C$ 7.30/t	Ore Tonnage (thousands)	Ni (%)	Co (%)
Horsetrail & NW Pit	597,608	0.217	0.013
Hatzl Pit	163,619	0.192	0.014
Total	761,227	0.212	0.014

The mine has a potential life of 24.4 years with approximately 761 million tonnes of ore at 0.212% Ni and 0.014% Coat an average stripping ratio of 0.74:1. The construction schedule is estimated at 24 months.

Material for processing is hauled to twin primary crushers located near the southwest rim of the Horsetrail pit. Crushed material is sent to the coarse ore stock pile via a 3 km conveyor for reclaim to the milling circuit. Grinding is done in two parallel semi-autogenous / ball mill / pebble crushing (SABC) circuits which then feed a four line rougher flotation circuit. The combined rougher flotation concentrates feed three stages of flotation cleaners to upgrade the concentrate for thickening and filtering. Tailings are pumped to the tailings management facility for permanent disposal.

The mill will produce a 4% nickel concentrate for further refining on-site to extract the nickel as a metal product and cobalt as a hydroxide precipitate. The refinery uses Outotec’s proprietary technology called “Outotec® Nickel Chloride Leaching” (ONCL) process.

Over the past year HNC has carried out preliminary process development work on both the Activox® and the ONCL processes. The concentrate leaching amenability test work demonstrates the Turnagain resource may be economically processed by either method. TWP (see under Engineering Consultants and Firms) and Dr. David Dreisinger, P.Eng. completed the final review for determining the base case option.

The overall metallurgical recoveries and payable metals have been estimated as follows:

Overall Metallurgical Recoveries (%)

Metal	Concentrator	Refinery	Total
Nickel	55.3	95.6	52.8
Cobalt	49.8	95.0	47.3

Payable Metal

Metal	Average Annual Production	Life of Mine Production
Nickel	35,006 tonnes ( 77,175,000 lbs)	854,151 tonnes (1,883 million lbs)
Cobalt (in hydroxide)	2,003 tonnes ( 4,416,000 lbs)	48,883 tonnes (107 million lbs)

Capital and Operating Costs

Capital Cost:

Description	US$ x1000%
Mine	202,765	6.9%
Process Plant	532,169	18.2%
Refinery	814,533	27.8%
Tailings Management Facility	39,230	1.3%
Site Infrastructure	201,589	6.9%
Off-Site Infrastructure	319,808	10.9%
Owner's Costs	78,597	2.7%
EPCM	178,067	6.1%
Indirect Costs	228,504	7.8%
Contingency	330,093	11.4%
Total	2,925,355	100.0%

Sustaining capital of US$628.2 million (including reclamation and closure costs) and a working capital of US$50.6 million are included in the financial model.

The operating cost summary is shown in the following table:

C1 - Operating Cost Estimate

Area	US$/tonne Ore	US$/lb Ni
Mining	2.12	0.85
Milling	4.20	1.70
Refining	3.14	1.27
Tailings Management Facility	0.22	0.09
General and Administration	0.26	0.11
Transportation/Insurance/Representation	0.70	0.28
Total	10.65	4.30
Cost US$/lb Ni metal net of Cobalt credits		3.30

Financial Analysis

At a price of US$8.50 /lb of nickel, US$17.50 /lb of cobalt, an exchange rate of 0.90 US$/CDN$ and a discount rate of 8.0%, the resulting net present value (NPV) is US$715 million. The project with these assumptions has a rate of return of 10.7% . Other cases based on various ranges of metal price are presented as follows:

Metal Price Scenarios

Case	Nickel (US$/lb)	Cobalt (US$/lb)
Base	8.50	17.50
Base -10%	7.65	15.75
Base +10%	9.35	19.25
Current (March 3, 2010)	9.76	19.28

Pre-Tax NPV, IRR, and Payback by Metal Price Scenario

Scenario	NPV at Selected Discount Rates (Million US$)			IRR (%)	Payback (Years)
	5%	8%	10%
Base	1,964	715	157	10.7	8.1
Base -10%	1,020	28	-411	8.1	10.8
Base +10%	2,908	1,401	725	13.1	6.4
Current	3,317	1,698	971	14.1	5.8

Recommendations

Based on the findings of this Preliminary Assessment, it has been concluded that the project is potentially mineable and recommendations have been made to HNC to proceed to pre-feasibility level.

Qualified Persons

The Qualified persons responsible for the preparation of the PA are:

  Ms. Karla Mills, P.Eng. Project Manager, Wardrop Vancouver
  Mr. Andre dé Ruijter, P.Eng. Senior Metallurgical Engineer, Wardrop Vancouver
  Mr. Peter Wells, SAIMM, Project Sponsor, Wardrop Vancouver
  Mr. Guy Impey, P.Eng. Power Distribution, Wardrop Vancouver
  Mr. Alan Lathwood, Pr.Eng. Senior Process Engineer, TWP Johannesburg, South Africa
  Mr. Robert Fong, P.Eng. Mining Engineer, MMTS Calgary
  Mr. Ronald Simpson, P.Geo. Senior Geologist, GeoSim Services Inc. Vancouver
  Mr. Daniel Friedman, P.Eng. Civil Engineer, Knight Piésold, Vancouver
  Mr. Neil Brazier, P.Eng. Power Engineer, WN Brazier Associates, Vancouver
  Dr. John Reid, AusIMM, Reid Resource Consulting, Market Analysis, Brisbane, Australia
  Dr. David Dreisinger, P.Eng. Process Reviewer, Vancouver (not independent)

This Preliminary Assessment includes the use of inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The study is preliminary in nature and there is no assurance the mining, metal production, or cash flow scenarios outlined in this report would ever be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

This press release uses the terms “measured” “indicated” and “inferred” resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories would ever be converted to reserves.

This press release contains “forward looking statements”. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company’s plans to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Known risks include, but are not limited to, financing risks, commodity price risks, scheduling risks and engineering risks. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the company’s continuous disclosure filings as found at www.sedar.com.

This news release has been reviewed and approved by Neil Froc, P. Eng, a Qualified Person consistent with NI 43-101.

"Mark Jarvis"

MARK JARVIS, PRESIDENT
HARD CREEK NICKEL CORPORATION

The Toronto Stock Exchange does not accept responsibility for the accuracy or adequacy of this news release.

Suite1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310 E: info@hardcreek.com W: www.hardcreeknickel.com